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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 1, 2004

Interactive Multimedia Network, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**000-24189**	**65-0488983**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3163 Kennedy Boulevard, Jersey City, New Jersey	**07306**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(201) 217-4137**

(Former Name or Former Address if Changed Since Last Report)

ITEM 4.01   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

(a) (1) Previous Independent Accountant

      (i)   On November 1, 2004, the Registrant dismissed its independent auditor, Dischino & Associates, (Dischino).

      (ii)   Dischino had conducted the Registrant's previous audit for the year ended March 31, 2004 and the review of its financials included in the 10 QSB for the period ended June 30, 2004. In those two reports there were no adverse opinions, disclaimers of opinion nor were they modified as to uncertainty, audit scope or accounting principles. Both the audit report for March 31, 2004 and the review of the report included in the 10Q for June 30, 2004 contained going concern disclosure.

      (iii)   The Board of Directors authorized the dismissal of Dischino.

      (iv)   During the Dischino's tenure with the Company there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

      (v)   Dischino has not advised the Company of any reportable events as defined in paragraph (A) through (D) of Regulation S-K Item 304 (a) (1) (v).

   (2) New Independent Accountants

      Interactive Multimedia Network, Inc. has engaged Michael Albanese, C.P.A. ("Albanese") as its independent auditors to provide the requisite audit services for the Company. This firm commenced its engagement effective November 2, 2004 as requested and approved by the Company's Board of Directors. At the time of reporting there has been no need to consult the new auditor on any matters relating to Item 304 (2)(i) or any events as defined in paragraph (A) through (D) of Item 304 (2)(ii). The Registrant did not consult with Michael Albanese on any matter at any time prior to the engagement.

(b)   No conditions in paragraphs (b)(1) through (b)(3) of this Item exist to report.

Item 9.01   Financial Statements, Pro Forma Financial Information and Exhibits.

   (c) Exhibits

   16.1   Letter by the former independent accountant in connection with the disclosure under Item 4 of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERACTIVE MULTIMEDIA NETWORK, INC.
(Registrant)

By: /s/ Richard Verdiramo

_____
   Richard Verdiramo
   CEO

Dated: December 6, 2004



DISCHINO & ASSOCIATES P.C.

*Certified Public Accountants
and Business Consultants*

December 7, 2004

Exhibit 16

Re: Interactive Multimedia Network, Inc.
        Amended Form 8-K

United States Securities and Exchange Commission
Division of Corporation Finance

To Whom It May Concern:

We have read Item 4.01 of Form 8-K/A dated December 6, 2004 of Interactive Multimedia Network, Inc., and are in agreement with the statements contained in Item 4(a) therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

Sincerely,

Robert A. Corsi, CPA,
Partner
Dischino & Associates, P.C.
Certified Public Accountants
and Business Consultants